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                              August 24, 2020

       Brian S. John
       Chief Executive Officer
       Jupiter Wellness, Inc.
       725 N. Hwy A1A, Suite C-106
       Jupiter, FL 33477

                                                        Re: Jupiter Wellness,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 17,
2020
                                                            File No. 333-239229

       Dear Mr. John:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 filed August 17,
2020

       Dilution, page 24

   1. Please revise your actual and pro forma net tangible book value to exclude your intangible assets, such as
goodwill and intangible assets.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, For the Three and Six Months Ended June 30, 2020, page 36

   2. We see that you attribute the increase in revenue and cost of sales during the three and six months ended June 30,
2020 to only having nominal operations during 2019. Please revise to provide additional
disclosure about the reasons for the material increase such as acquisitions or the
introduction of new products. Reference Item 303(b) of Regulation S-X and SEC Release No.
33-8350.
 Brian S. John
Jupiter Wellness, Inc.
August 24, 2020
Page 2
Exhibit 5.1, page 65

3. Please have counsel revise the opinion to opine that the warrants and units will be binding obligations of the company in accordance with Sections II.B.1.f and II.B.1.h of Staff
       Legal Bulletin No. 19.
       You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameBrian S. John
                                                            Division of
Corporation Finance
Comapany NameJupiter Wellness, Inc.
                                                            Office of Life
Sciences
August 24, 2020 Page 2
cc:       Arthur S. Marcus, Esq.
FirstName LastName